03041607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. DEC 01 2003 513

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PUTNAM LOVELL NBF SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1, Place Ville-Marie, Suite 3000, Montreal (Quebec) CANADA H3B 4T9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 28 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUTNAM LOVELL NBF SECURITIES INC., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President & Chief Financial Officer
Title

COMMISSAIRE À L'ASSERMENTATION HÉLÈNE GIROUX 135,005 POUR LE QUÉBEC ET POUR L'EXTÉRIEUR

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated financial statements and supplemental information of

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

(formerly Putnam Lovell Securities Inc.)

with Report and Supplemental Report of Independent Auditors

September 30, 2003

PUTNAM LOVELL NBF SECURITIES INC.
AND SUBSIDIARY
Table of contents

Deloitte & Touche LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

Deloitte & Touche

Independent auditors' report

To the Stockholders of
Putnam Lovell NBF Securities Inc.

We have audited the accompanying consolidated balance sheet of Putnam Lovell NBF Securities Inc. and subsidiaries (the "Company") as at September 30, 2003 and the related consolidated statements of loss, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934.* These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2003, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The following supplemental schedules of Putman Lovell NBF Securities Inc. and subsidiary as of September 30, 2003, are presented for the purpose of additional analysis and are not a required part of the consolidated financial statements, but are supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*:

- Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the *Securities Exchange Act of 1934;*
- Information relating to Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934.*

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the consolidated financial statements taken as a whole.

Deloitte + Touche LLP

November 14, 2003

Deloitte
Touche
Tohmatsu

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

Consolidated balance sheet

as at September 30, 2003
(in U.S. dollars)

	2003	2002
	$	$
Assets		
Cash	**9,313,773**	13,197,606
Short-term investments (Note 3)	**10,986,998**	4,997,356
Deposits with clearing brokers	**200,000**	250,000
Other deposits	**2,618,178**	2,482,662
Amounts receivable from clients (Note 4)	**330,262**	-
Amounts receivable from brokers and dealers (Notes 4 and 9)	**29,523,518**	2,743,758
Amounts receivable from related parties (Note 9)	**16,755,264**	1,494,915
Amounts receivable - other, net of allowance for doubtful receivables of $nil (2002 - $50,000)	**3,615,051**	9,271,382
Senior note receivable (Note 6)	**437,230**	543,714
Subordinated note receivable (Note 6)	**203,945**	224,165
Investments, at cost	**5,000,000**	5,003,300
Deferred income taxes (Note 11)	**9,526,380**	-
Furniture, equipment and leasehold improvements (Note 7)	**6,468,849**	7,643,552
Other assets	**822,862**	648,588
	95,802,310	48,500,998
Liabilities		
Amounts payable to clients (Note 4)	**23,651,426**	2,370
Amounts payable to brokers and dealers (Note 4)	**5,491,691**	2,212,312
Amounts payable to related parties (Note 9)	**-**	3,209,732
Amounts payable - other	**10,563,775**	15,559,486
Income taxes payable (Note 11)	**3,026,219**	307,342
	42,733,111	21,291,242
Commitments (Note 8)		
Preferred capital stock issued by a subsidiary (Note 1)	**12,405,823**	-
Stockholder's equity		
Common stock, par value $0.01 (2002 - $1) per share: 3,000 shares authorized (2002 - 1,000,000) 1,000 issued and outstanding (2002 - 553,606)	**10**	553,606
Additional paid-in capital	**97,065,557**	60,612,354
Accumulated deficit	**(56,402,191)**	(33,956,204)
	40,663,376	27,209,756
	95,802,310	48,500,998

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY
Consolidated statement of loss
year ended September 30, 2003
(in U.S. dollars)

	2003	2002
	$	$ (Note 14)
Revenue		
Investment banking	**16,357,588**	32,693,949
Commissions	**19,944,240**	14,318,430
Management fees (Note 9)	**2,920,218**	2,859,769
Administrative and service fees (Note 9)	**1,571,329**	2,146,117
(Losses) gains from investment securities	**(177,726)**	1,159,120
Syndicate gains and fees	**3,111,062**	1,423,432
Interest and dividend income	**254,788**	223,254
Foreign exchange gain	**3,198,480**	-
Other revenue	**65,376**	280,652
	47,245,355	55,104,723
Expenses		
Compensation and fringe benefits	**48,094,611**	49,408,525
Administrative and selling	**22,073,040**	21,249,682
Depreciation of furniture, equipment and leasehold improvements	**1,305,398**	1,739,633
	71,473,049	72,397,840
Net loss before income taxes	**(24,227,694)**	(17,293,117)
Income taxes (Note 11)		
Current	**3,188,751**	549,200
Deferred	**(9,526,380)**	-
	(6,337,629)	549,200
Net loss	**(17,890,065)**	(17,842,317)

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

Consolidated statement of changes in stockholder's equity

year ended September 30, 2003
(in U.S. dollars)

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
		$	$	$	$
Balance, September 30, 2001 (Note 14)	553,606	553,606	38,981,563	(16,113,887)	23,421,282
Capital contribution, net	-	-	21,630,791	-	21,630,791
Net loss	-		-	(17,842,317)	(17,842,317)
Balance, September 30, 2002	**553,606**	**553,606**	**60,612,354**	**(33,956,204)**	**27,209,756**
Adjustment to authorized and issued stock (i)	(552,606)	(553,596)	553,596	-	-
Adjustment on preferred capital stock issued by a subsidiary (Note 1)	-	-	-	(4,555,922)	(4,555,922)
Capital contribution	-	-	35,899,607	-	35,899,607
Net loss	-	-	-	(17,890,065)	(17,890,065)
Balance, September 30, 2003	**1,000**	**10**	**97,065,557**	**(56,402,191)**	**40,663,376**

(i) On November 28, 2002, the Company changed its number of authorized stock from 1,000,000 to 3,000. The number of issued stock of 553,606 with a par value of $1 was reduced to issued stock of 1,000 with a par value of $0.01. This reduction of capital stock was credited to additional paid-in capital.

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY
Consolidated statement of changes in stockholders' equity
year ended September 30, 2003
(in U.S. dollars)

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
		$	$	$	$
Balance, September 30, 2001 (Note 14)	553,606	553,606	38,981,563	(16,113,887)	23,421,282
Capital contribution, net	-	-	21,630,791	-	21,630,791
Net loss	-		-	(17,842,317)	(17,842,317)
Balance, September 30, 2002	**553,606**	**553,606**	**60,612,354**	**(33,956,204)**	**27,209,756**
Adjustment to authorized and issued stock (i)	(552,606)	(553,596)	553,596	-	-
Adjustment on preferred capital stock issued by a subsidiary (Note 1)	-	-	-	(4,555,922)	(4,555,922)
Capital contribution	-	-	35,899,607	-	35,899,607
Net loss	-	-	-	(17,890,065)	(17,890,065)
Balance, September 30, 2003	**1,000**	**10**	**97,065,557**	**(56,402,191)**	**40,663,376**

(i) On November 28, 2002, the Company changed its number of authorized stock from 1,000,000 to 3,000. The number of issued stock of 553,606 with a par value of $1 was reduced to issued stock of 1,000 with a par value of $0.01. This reduction of capital stock was credited to additional paid-in capital.

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY
Consolidated statement of cash flows
year ended September 30, 2003
(in U.S. dollars)

	2003	2002
	$	$ (Note 14)
Operating activities		
Net loss	(17,890,065)	(17,842,317)
Items not affecting cash and cash equivalents		
Write-off of investment	3,300	-
Deferred income taxes	(9,526,380)	-
Depreciation	1,305,398	1,739,633
	(26,107,747)	(16,102,684)
Changes in non-cash working operating items:		
Deposits with clearing broker	150,000	-
Other deposits	(135,516)	3,256
Amounts receivable from clients	3,856,227	14,229,939
Amounts receivable from brokers and dealers	(22,010,746)	37,625,044
Amounts receivable from related parties	(12,733,077)	2,310,621
Amounts receivable - other	6,110,501	(8,089,473)
Investments	-	8,362
Other assets	(174,274)	718,460
Amounts payable to clients	22,613,836	(46,797,045)
Amounts payable to brokers and dealers	(4,640,904)	(4,860,882)
Amounts payable to related parties	(3,209,732)	3,209,732
Amounts payable - other	(5,512,591)	11,547,728
Income taxes payable	1,814,174	282,939
	(39,979,849)	(5,914,003)
Investing activities		
Senior note receivable	106,484	-
Subordinated note receivable	20,220	-
Purchase of furniture, equipment and leasehold improvements	(130,103)	(247,932)
Purchase of investments, net of disposals	-	(5,495,177)
	(3,399)	(5,743,109)
Financing activities		
Capital contribution	35,899,607	22,517,506
(Decrease) increase in cash and cash equivalents	(4,083,641)	10,860,394
Cash and cash equivalents from January 2, 2003 reorganization	6,189,450	-
Cash and cash equivalents, beginning of year	18,194,962	7,334,568
Cash and cash equivalents, end of year	20,300,771	18,194,962
Cash and cash equivalents comprise:		
Cash	9,313,773	13,197,606
Short-term investments	10,986,998	4,997,356
	20,300,771	18,194,962

Supplemental disclosure of non-cash activities and cash flow information

a) Interest paid	-	275

b) In the year ended September 30, 2002, non-marketable securities in the amount of $886,715 have been transferred to the parent company. The amount was debited to additional paid-in capital.

1. Description of business, sale of a business, merger and basis of presentation

Putnam Lovell NBF Securities Inc. (the "Company") (a Delaware corporation) is a registered broker-dealer under the *Securities Exchange Act of 1934*. The Company provides investment banking services to companies seeking to acquire or divest operations or raise capital.

On October 1, 2002, the ownership of NBC International (USA) Ltd, ("USA Ltd"), a related company, was transferred from National Bank Financial Inc. ("NBFI"), another related company, to Putnam Lovell NBF Group Inc., the parent company.

On January 1, 2003, NBF Securities (USA) Corp.("USA Corp") acquired from NBC International (USA) Inc. ("USA Inc."), a company ultimately under common control, all of the assets and liabilities related to the broker dealer business (the "Property"). In exchange, USA Corp. issued 1,000 class B preferred shares. These shares are retractable at US$12,405,823 (CDN$19,446,127), a price equal to the estimated fair market value of the Property.

The assets and liabilities have been recorded at the book value of USA Inc. since the companies are ultimately under common control.

The net assets acquired on this transaction as at January 1, 2003 are as follows:

	$ (In U.S. dollars)
Tangible assets	
Cash and cash equivalents	6,189,450
Deposit with clearing broker	100,000
Amounts receivable from clients	4,186,489
Amounts receivable from brokers and dealers	4,769,014
Amounts receivable from a related company	2,527,272
Amounts receivable - others	454,170
Furniture, equipment and leasehold improvements	592
	18,226,987
Less liabilities assumed	
Amounts payable to clients	1,035,220
Amounts payable to brokers and dealers	7,920,283
Amounts payable – others	516,880
Income taxes payable	904,703
Net assets transferred	7,849,901

The class B preferred shares have been recorded at the fair market value of US$12,405,823 (CDN$19,446,127). The difference between the fair market value and the book value of the net assets acquired in the amount of $4,555,922 was debited to accumulated deficit.

On January 2, 2003, Putnam Lovell Securities Inc. ("PLSI") and USA Ltd were merged with PLSI being the surviving entity under the name Putnam Lovell NBF Securities Inc.

(in U.S. dollars)

1. Description of business, sale of a business, merger and basis of presentation (continued)

Under the continuity of interest method, the following has been adopted for comparative figures purposes: the balance sheet of the Company as at September 30, 2002 includes the balance sheet of PLSI and the balance sheet of USA Ltd as at September 30, 2002, as if the companies were merged at this date.

The statement of loss, changes in stockholder's equity and cash flows of the Company for the years ended September 30, 2002 and 2003, include the results of operations, the changes in stockholder's equity and the cash flows of PLSI and USA Ltd. for the same period as if the companies had been merged during all the periods presented.

2. Significant accounting policies

Consolidation principle

The accompanying consolidated financial statements primarily include the results of operations of the Company and USA Corp. All material inter-company balances have been eliminated in consolidation.

The Company files a non-consolidated statement of financial condition with the National Association of Securities Dealers ("NASD") for its Part II Focus filing purposes. Accordingly, the accounts of USA Corp. are not included in the Focus report filed with the NASD. The assets, liabilities and stockholders' equity of USA Corp. as of September 30, 2003 are as follows:

	$
Total assets	21,102,288
Total liabilities	5,763,491
Stockholders' equity	15,338,797

Basis of accounting

Securities transactions are recorded on a settlement date basis with related revenue and expenses recorded on a trade date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with maturities of three months or less.

Investments

Investments not registered for public sale are carried at cost. A write-down is recorded when management believes that permanent impairment exists. Factors considered by the Company in determining whether permanent impairment exists include the current financial position and operating results of the company invested in and such other factors as may be deemed relevant.

2. Significant accounting policies (continued)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rates or periods:

Furniture	declining	20%
Computer equipment	straight-line	2 or 3 years
Leasehold improvements	straight-line	terms of leases

Income taxes

The Company uses the liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax value, using the income tax rates in effect for the years in which the difference will reverse.

Revenue recognition

Investment banking revenues are generated by performing financial advisory services. These revenues are recognized on a monthly basis and at completion of the transaction in accordance with the terms of the service contract.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates. Translation gains and losses are included in the statement of loss.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Short-term investments

The short-term investments consist of U.S. T-bills maturing within the next three months.

4. Amounts receivable from or payable to clients and brokers and dealers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by NBFI.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

(in U.S. dollars)

5. Net capital requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934* which requires the maintenance of minimum net capital. During the year, the Company elected to change to the alternative method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined. At September 30, 2003, the Company had net capital, as defined, of $3,538,332 which was $3,288,332 in excess of its minimum net capital of $250,000.

6. Senior and subordinated notes receivable

The senior and subordinated notes receivable have been recorded at cost less any principal repayments.

The conditions of these instruments are as follows:

	Maturity	Interest rate	Estimated fair value
			$
Senior note receivable	October 6, 2008	Greater of 7.4% or prime plus 1% per annum	471,233
Subordinated note receivable	October 6, 2010	6.5%	215,488

Estimated fair value is calculated based on net present value of cash flows.

On May 31, 2003, the Company agreed to an amendment offered by the issuer of the above notes regarding certain changes to the terms of the notes. Under previous terms, the Senior note receivable had a maturity of October 6, 2003 with a stated interest rate of 9.4%, while the subordinated note receivable had a maturity of October 6, 2006 with the interest rate remaining unchanged.

Subject to the applicable regulation of the National Association of Securities Dealers, Inc. the Borrower shall pay on an annual basis to the Company, as payment of unpaid principal of the Senior Note, a percentage of its net income, calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all the other Borrower's indebtedness.

(in U.S. dollars)

7. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consisted of the following:

	2003	2002
	$	$
Furniture and fixtures	**2,385,353**	2,438,297
Computer equipment	**1,469,015**	2,084,335
Leasehold improvements	**8,149,268**	8,443,965
Communication equipment	**142,698**	129,776
Computer software	**210,455**	197,902
Other	**125,560**	125,560
	12,482,349	13,419,835
Accumulated depreciation	**(6,013,500)**	(5,776,283)
	6,468,849	7,643,552

8. Commitments

As at September 30, 2003, the Company is committed under operating leases for office facilities and computer equipment. The future commitment is as follows for the years ending September 30:

	$
2004	**3,688,601**
2005	**3,491,731**
2006	**3,508,008**
2007	**3,458,880**
2008	**3,050,621**
Thereafter	**2,500,587**
Total minimum lease payments	**19,698,428**

Rent expense for the year ended September 30, 2003 was $3,602,491 (2002 - $2,592,784). Certain leases provide for escalation of annual rental amounts based upon defined indices. Rental deposits for a foreign lease of $922,585 (2002 - $786,059) were included in other deposits in the balance sheet as at September 30, 2003.

(in U.S. dollars)

9. Related party transactions

The Company's related party transactions for the year are as follows:

(a) The Company is subject to an operating agreement with NBFI. The transactions for the year are as follows:

	2003	2002
	$	$
Commission revenue from NBFI		
Commission revenue	**2,902,077**	2,585,965
Brokerage commissions	**(658,913)**	(867,855)
	2,243,164	1,718,110
Operating expenses charged by NBFI	**1,709,664**	805,699
Commission revenue charged to NBFI	**91,852**	-
Operating expenses charged to NBFI	**47,769**	170,936

(b) For the year ended September 30, 2003, the Company charged back an amount of $698,033 (2002 - nil) of operating expenses to its parent company.

(c) For the year ended September 30, 2003, the Company earned $2,920,218 (2002 - $2,859,769) in management fees from Putnam Lovell Capital Partners Inc. ("PLCPI") and various related investment partnerships. PLCPI is wholly owned by the parent company.

(d) For the year ended September 30, 2003, the Company earned $1,571,329 (2002 - $2,146,117) in administrative and service fees from Putnam Lovell Finance L.P. ("PLFLP") and various related trusts. PLFLP is a limited partnership for which Putnam Lovell Finance Inc. ("PLFI") is the general partner. PLFI is owned by a limited liability company owned by a senior officer of the Company.

These transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

(in U.S. dollars)

9. Related party transactions (continued)

At year-end, amounts receivable from and payable to related parties are as follows:

	2003	2002
	$	$
Parent company and NBFI		
Amounts receivable from brokers and dealers	**28,808,428**	-
Amounts receivable from related parties	**14,345,536**	290,000
Amounts payable to brokers and dealers	-	2,212,312
Amounts payable to related parties	-	2,883,252
PLCPI and related investment partnerships		
Amounts receivable from related parties	**971,911**	884,009
Amounts payable to related parties	-	326,480
PLFLP and related trusts		
Amounts receivable from related parties	-	172,332
Other related parties		
Amounts receivable from related parties	**1,437,817**	148,574

10. Pension plan and profit sharing 401(k) plan

The Company's profit sharing 401(k) plan allows participants to elect to contribute after three months of employment. The Company is required to contribute 50% of the participant's salary deferral. For the year ended September 30, 2003, the Company's expense under the plan was $528,058 (2002 - $398,984).

(in U.S. dollars)

11. Income taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. Federal, state and local taxes have been provided for in these financial statements on separate entity income at the effective income tax rate of the Company.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As at September 30, 2003, the Company had recorded net deferred tax assets of $20,981,619 (2002 - $9,314,295), primarily attributable to future benefits of operating losses. A valuation allowance of $11,455,239 (2002 - $9,314,295) has been established as at September 30, 2003 to offset the deferred tax assets, as recoverability is not more likely than not to be recovered. The valuation allowance as at September 30, 2003 was increased by $2,140,944 (2002 - increase of $2,634,769).

The net operating loss of the current year may be carried forward for ten years in the state of California, and for twenty years in the state of NewYork as well as for Federal taxation purposes. Federal net operating loss carryforward benefits begin to expire in the year 2020 through 2023.

12. Financial instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

13. Contingencies

The Company has two standby letters of credit totaling $1,695,593 (2002 - $1,695,593) to fully collateralize the obligations under its domestic office leases. The Company has segregated cash deposits in banks in the full amounts of the letters of credit.

Under a risk participation agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility of a third party to a maximum of $310,000.

The Company has been named as a defendant in legal matters. Management, after consultation with the Company's legal counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position or results of operations and accordingly has made no provision in the financial statements.

(in U.S. dollars)

14. Comparative figures

The comparative figures for the statement of loss, the statement of changes in stockholder's equity and the statement of cash flows have been prepared from unaudited and audited financial statements as follows:

A) Statement of loss

	PLSI 3-month period ended December, 31 2001	PLSI 9-month period ended September 30, 2002	USA LTD 12-month period ended September 30, 2002	Total 12-month period ended September 30, 2002
	$ (Unaudited)	$ (Audited)	$ (Audited)	$
Revenue				
Investment banking	10,842,919	21,851,030	-	32,693,949
Commissions	2,418,362	6,081,249	5,818,819	14,318,430
Management fees	700,892	2,158,877	-	2,859,769
Administrative and service fees	561,084	1,585,033	-	2,146,117
Gain from investment securities	708,104	451,016	-	1,159,120
Syndicate gains and fees	426,808	996,624	-	1,423,432
Interest and dividend income	13,548	54,933	154,773	223,254
Other revenue	(13,757)	294,409	-	280,652
	15,657,960	33,473,171	5,973,592	55,104,723
Expenses				
Compensation and fringe benefits	9,195,507	37,291,636	2,921,382	49,408,525
Administrative and selling	6,106,346	13,305,518	1,837,818	21,249,682
Depreciation of furniture, equipment and leasehold improvements	446,087	1,276,310	17,236	1,739,633
	15,747,940	51,873,464	4,776,436	72,397,840
Net gain (loss) before income taxes	(89,980)	(18,400,293)	1,197,156	(17,293,117)
Income taxes				
Current	-	5,200	544,000	549,200
Net gain (loss)	(89,980)	(18,405,493)	653,156	(17,842,317)

(in U.S. dollars)

14. Comparative figures (continued)

B) Statement of changes in stockholder's equity

	Common stock Shares	Common stock Amount	Additional paid-in Capital	Retained earnings (accumulated deficit)	Total
		$	$	$	$
Balance at September 30, 2001					
PLSI (unaudited)	553,606	553,606	36,961,563	(20,338,554)	17,176,615
USA Ltd (audited)	2,020,000	2,020,000	-	4,224,667	6,244,667
Effect of merger (unaudited)	(2,020,000)	(2,020,000)	2,020,000	-	-
Total	553,606	553,606	38,981,563	(16,113,887)	23,421,282

C) Statement of cash flows

	PLSI 3-month period ended December, 31 2001	PLSI 9-month period ended September 30, 2002	USA LTD 12-month period ended September 30, 2002	12-month period ended September 30, 2002
	$ (Unaudited)	$ (Audited)	$ (Audited)	$
Operating activities				
Net loss	(89,980)	(18,405,493)	653,156	(17,842,317)
Items not affecting cash and cash equivalent				
Depreciation	446,087	1,276,310	17,236	1,739,633
	356,107	(17,129,183)	670,392	(16,102,684)
Change in non-cash working operating items:				
Other deposits	(5,666)	8,922	-	3,256
Amounts receivable from clients	-	-	14,229,939	14,229,939
Amounts receivable from brokers	197,056	-	37,427,988	37,625,044
Amounts receivable from a related parties	899,473	-	1,411,148	2,310,621
Amounts receivable from others	(752,045)	(7,322,605)	(14,823)	(8,089,473)
Investments	-	8,362	-	8,362
Other assets	476,098	242,362	-	718,460
Amounts payable to clients	-	-	(46,797,045)	(46,797,045)
Amounts payable to brokers	-	-	(4,860,882)	(4,860,882)
Amounts payable to a related parties	-	2,264,389	945,343	3,209,732
Amounts payable to other	2,823,112	9,102,410	(377,794)	11,547,728
Income tax payable	-	-	282,939	282,939
	3,994,135	(12,825,343)	2,917,205	(5,914,003)

(in U.S. dollars)

14. Comparative figures (continued)

C) Statement of cash flows (continued)

	PLSI 3-month period ended December, 31 2001	PLSI 9-month period ended September 30, 2002	USA LTD 12-month period ended September 30, 2002	12-month period ended September 30, 2002
	$ (Unaudited)	$ (Audited)	$ (Audited)	$
Investing activities				
Purchase of furniture, equipment and leasehold improvements	(129,652)	(111,517)	(6,763)	(247,932)
Purchase of investments, net of disposals	(495,177)	-	(5,000,000)	(5,495,177)
	(624,829)	(111,517)	(5,006,763)	(5,743,109)
Financing activities				
Capital contribution	(2,356,220)	22,873,726	2,000,000	22,517,506
Increase (decrease) in cash and cash equivalents	1,013,086	9,936,866	(89,558)	10,860,394
Cash and cash equivalents, beginning of year	2,151,365	3,164,451	5,183,203	7,334,568
Cash and cash equivalents, end of year	3,164,451	13,101,317	5,093,645	18,194,962

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

Schedule I

Computation of net capital pursuant to SEC Rule 15c3-1

as at September 30, 2003
(in U.S. dollars)

	$
Consolidated stockholder's equity	40,663,376
Add:	
Adjustment to accumulated deficit upon issuance of preferred shares by a subsidiary	4,555,922
Deduct:	
Retained earnings of USA Corp.	(4,577,272)
Total stockholder's equity on a non-consolidated basis	40,642,026
Consolidated non-allowable assets	45,447,759
Deduct:	
Non-allowable assets of USA Corp. included in the consolidated assets	(13,721,084)
Add:	
Investment in subsidiary eliminated through consolidation	2,911,624
Amounts receivable from USA Corp. eliminated through consolidation	820,170
Amounts payable to NBFI presented as a reduction to amounts receivable from NBFI in the consolidated assets	1,065,225
Total non-allowable assets on a non-consolidated basis	36,523,694
Contingent liability	310,000
Insurance deductible	270,000
	580,000
Net capital	3,538,332
Computation of net capital requirement under the alternative method	
Minimum net capital required	
The greater of 2% of Rule 15c3-3 reserve formula debits or $250,000 minimum dollar net capital requirement	250,000
Excess net capital	3,288,332

The reconciliation of the differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2003 Part II FOCUS filing is as follows:

Net capital as per the Computation of net capital schedule included in the Company's unaudited September 30, 2003 Part II FOCUS report	3,793,016
Adjustment to deferred income taxes	(259,211)
Adjustment for a transaction with the Company's parent company	
Impact on stockholder's equity	439,761
Impact on non-allowable assets	(435,234)
Net capital as per this report	3,538,332

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

Schedule II

Statement regarding SEC Rule 15c3-3

year ended September 30, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and (ii) of that Rule.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT

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Assurance and Advisory Services
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www.deloitte.ca

Deloitte & Touche

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholder of
Putnam Lovell NBF Securities Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Putnam Lovell NBF Securities Inc. (the "Company") for the year ended September 30, 2003 (on which we issued our report dated November 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and may not be detected. Also, projection of any evaluation of the internal controls or of such practices and procedures of future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board or Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

November 14, 2003

Deloitte & Touche